# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amarin Corporation PLC/UK, CIK 0000897448
CUSIP: 023111206
Title of class of securities: Ordinary Shares, par value 50 pence per share
Address of issuer's principal executive offices: One Central Plaza, 5th Floor, 36 Dame Street, Dublin 2, Ireland (L2), D02 EF64
Date of event which requires filing of this statement: 08/25/2026
Amends the filing with accession number 0000899140-22-000088
Filed by CIK 0001577524
Persons authorized to receive notices and communications: Alexander J Denner, Sarissa Capital Management LP, 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830, 203-302-2330

## Reporting persons
- Sarissa Capital Management LP (CIK 0001577524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 25,743,900; sole dispositive power 0; shared dispositive power 25,743,900; aggregate amount beneficially owned 25,743,900 (6.09% of the class)
- Alexander J Denner (CIK 0001361754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,743,900; sole dispositive power 0; shared dispositive power 25,743,900; aggregate amount beneficially owned 25,743,900 (6.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value 50 pence per share
Name of issuer: Amarin Corporation PLC/UK
Address of issuer's principal executive offices: One Central Plaza, 5th Floor, 36 Dame Street, Dublin 2, Ireland (L2), D02 EF64
Comment: This Amendment No. 16 to Schedule 13D ("Amendment No. 16") relates to American Depositary Shares ("ADS(s)"), each ADS presently representing twenty ordinary shares, par value 50 pence per share (the "Ordinary Shares"), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the "Issuer"), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 24, 2022 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, Amendment No. 3 to Schedule 13D filed on October 11, 2022, Amendment No. 4 to Schedule 13D filed on January 11, 2023, Amendment No. 5 to Schedule 13D filed on January 19, 2023, Amendment No. 6 to Schedule 13D filed on February 8, 2023, Amendment No. 7 to Schedule 13D filed on February 10, 2023, Amendment No. 8 to Schedule 13D filed on February 14, 2023, Amendment No. 9 to Schedule 13D filed on February 15, 2023, Amendment No. 10 to Schedule 13D filed on February 21, 2023, Amendment No. 11 to Schedule 13D filed on February 27, 2023, Amendment No. 12 to Schedule 13D filed on February 28, 2023, Amendment No. 13 to Schedule 13D filed on September 5, 2023, Amendment No. 14 to Schedule 13D filed on December 5, 2023 and Amendment No. 15 to Schedule 13D filed on March 25, 2025 (the Initial Schedule 13D as so amended, the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 16 is being filed to amend Item 2(b), Item 5(a), Item 5(c) and Item 7 as follows:

## Item 2. Identity and Background
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is c/o Sarissa Capital Management LP, 500 West Putnam Avenue, Suite 400, Greenwich, CT 06830.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 25,743,900 Ordinary Shares representing approximately 6.09% of the outstanding Ordinary Shares. Percentages of the outstanding Ordinary Shares are based upon the 422,456,685 Ordinary Shares outstanding as of July 24, 2026, including 20,632,560 Ordinary Shares held as ADSs, each representing 20 Ordinary Shares, as set forth in the Form 10-Q of the Issuer filed with the SEC on July 29, 2026 for the quarterly period ended June 30, 2026.
Transactions in the class effected during the past sixty days: Within the past 60 days, the Reporting Persons have transacted in the Issuer's securities as set forth in Exhibit 17, attached hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Material to Be Filed as Exhibits.
Item 7 is hereby amended to include the following:
Exhibit 17 Transactions in Securities

## Signatures
- Sarissa Capital Management LP: /s/ Alexander J Denner, Alexander J Denner/Chief Investment Officer (08/27/2026)
- Alexander J Denner: /s/ Alexander J Denner, Alexander J Denner (08/27/2026)